RECEIVED

2007 JUN 28 A 8: -9

FICE OF INTERNATIO AL
TE FINANCE

Akbank Bonus Share Distribution starts on June 28, 2007

Akbank announced on 25.06.2007 that the procedures required to increase the bank's paid-in capital from TRY 2,400,000,000 to TRY3,000,000,000 by 25%, equal to TRY 600,000,000, has been finalized.

Shareholders under Central Registry Agency (CRA) registration will possess their bonus shares with respect to their shareholdings through the registry while unregistered and physically circulating share bearers - with series number 12,13,14,15,16,17,18,19,21,22 - will have to present the share coupon series number 26 to any Akbank branch in order to be allegeable to take their new shares under CRA's registration, beginning from June 28, 2007.

June 25, 2007

SUPPL

07024779

PROCESSED
JUL 03 2007
THOMSON
FINANCIAL

dw 6/29

LNDOCS01/383038.1

Akbank T.A.Ş.
Sabancı Center 4. Levent 34330 İstanbul
Tel: (0212) 385 55 55 Faks: (0212) 269 73 83 - 269 80 81 - 269 77 87 - 280 33 43
www.akbank.com

6115-1/2007 (37)

END